WE ARE PLEASED TO REPORT THAT FISCAL YEAR 2015 WAS A STRONG YEAR FOR LOGITECH, FURTHER ADVANCING THE COMPANY’S TRANSFORMATION THAT STARTED TWO YEARS AGO.

This past year demonstrated the effectiveness of our strategy and its resilience even in the face of challenges. The PC market declined, the iPad market declined and we underwent a lengthy internal investigation. By November 2014 the internal investigation was behind us and our financial statements had been corrected. Against this backdrop, we delivered solid Fiscal Year 2015 results:

• Sales of $2.11 billion, down 1 percent compared to FY 2014, and up 2 percent in constant currency.

• GAAP operating income was $15 million with
earnings per share at $0.06.

• Cash flow from operations was $179 million. We ended the year with more than $0.5 billion in cash, up $68 million over last year. That is after distributing $44 million in dividends to our shareholders.

While these numbers are solid, once you analyze them in more detail they are even more impressive.

EXCELLENT RESULTS

Logitech’s primary focus is on our Retail Strategic
business – the company’s Profit Maximization and
Growth categories. It does not include OEM and
Lifesize, which together broke even. Retail Strategic is nearly 90 percent of our business – the future of our company. If you look at our performance in this business – in constant currency to take out the unusually significant impact of exchange rates – you will see we grew FY 2015 sales by 6 percent compared to last year. In the last half of the year, they grew 7 percent. This means the business that represents the future of Logitech is already growing within our high-single-digit, long-term growth target. It also shows that we ended FY 2015 with momentum.

In FY 2015, we took a non-cash, non-tax-deductible goodwill impairment charge related to the acquisition of Lifesize of $123 million. We began to reorganize this business and accelerate the transition to Lifesize’s new cloud-based offering, which is gaining significant market traction. If you put aside this one-time charge,
Logitech delivered our best earnings in seven years in FY 2015 and we tripled profitability in just two years. It’s clear that those parts of Logitech’s business that we focus on most – the Company’s future – show great promise. Here’s more detail:

GROWTH CATEGORY
Logitech’s Growth category comprised Tablet and Other Accessories, Gaming, and Mobile Speakers at the start of Fiscal Year 2015. By Q4 we added a fourth business: Video Collaboration.

Our growth businesses are key engines of our growth
transformation. And these engines showed horsepower: our Growth category contributed nearly $600 million in sales for FY 2015 and grew 25 percent year over year. Both our Mobile Speakers and Video Collaboration businesses more than doubled over the course of the fiscal year.

In constant currency, the Growth category increased by 28 percent year over year in FY 2015, and by 45 percent in Q4, demonstrating the momentum we carried into the new fiscal year.

PROFIT MAXIMIZATION

In FY 2015, sales in our PC Peripherals business
decreased by 5 percent year over year – 2 percent in
constant currency.

We achieved this in a PC market environment that’s
declining between 5 and 7 percent. That means we
grew share in most of our PC Peripheral categories. We have market leadership in all of them. We also delivered record gross margins and, through the strength of our product innovations, even drove 5 percent growth in constant currency in our Keyboards and Combos category.

We expect the Profit Maximization category to continue to decline. We will manage that decline, maximizing profit as category leaders along the way. And we will continue to optimize our performance in this business over the
coming years, regardless of declines in the PC market.

OUR PRODUCTS ARE BIG EXPERIENCES

We have also been working to reinvent Logitech as a
Design-centric company – one in which Design is part of our culture and used as a strategic differentiator.

To achieve this, we have changed our innovation
machine. We have opened up our office spaces to make them more collaborative. We have encouraged a small company culture where hierarchy and bureaucracy are being replaced by team-work, hunger and speed. We are seeing the fruits of our Design-focused work. Thanks to our design and innovation teams, our products have evolved into big experiences.

A few years ago, we promised to deliver fewer, bigger products. And we are delivering. Take the UE BOOM mobile speaker for example. Not only was it our biggest product in Fiscal Year 2015, it has become our best performing product in the 34-year history of the company. The UE MEGABOOM – UE BOOM’s big brother – immediately became a top five selling product in Q4. And we launched another family member, the wild child of UE BOOM, UE ROLL, just a few weeks ago.

Another example can be found in our Video
Collaboration business. The Logitech ConferenceCam
CC3000e – a video camera, mic and speaker in a single unit – has seen a very positive reception. It’s another top-selling product, just like the G502 PROTEUS CORE Tunable Gaming Mouse that quickly became our biggest gaming mouse after launch last year.

Five of our top 13 products in the company are now
from our Growth category. And innovative products
from our traditional businesses, like the Logitech
Bluetooth Multi-Device Keyboard K480, are catching
consumers’ attention too. Last quarter, six of our
products were honored with Red Dot 2015 Product
Design Awards. We were also multiple honorees at CES. Over the last eighteen months, we’ve received over 50 prestigious design awards – more product design awards than in any period in our history.

This shows the power of the long-term strategies we
have put in place to transform Logitech for the future.

LOOKING AHEAD

We closed a solid Fiscal Year 2015 with healthy
momentum. Looking ahead, however, the strong U.S.
dollar is presenting a challenge for Logitech.

The dollar’s strength has negatively affected our margins over the last few months. We do not believe this is simply a short-term change and we went on the offensive.

We deployed price increases in impacted markets
across most of our products and will continue to assess prices as products launch throughout Fiscal
Year 2016. We developed new cost reduction initiatives targeting our products, overhead and infrastructure. These build on FY 2015’s disciplined spend management – our operating expenses were down for the second consecutive year and fell to their lowest level in five years. We are also undertaking a targeted realignment of resources, notably exiting our OEM business and reorganizing Lifesize as a cloud-based provider.

Thanks to this price and cost management initiative,
we expect to be able to invest more deeply into the
many growth opportunities we see ahead of us. Over
the last two years, we have already reduced our R&D spend in traditional PC Peripherals by over two thirds, reinvesting the savings into our Growth category and future projects. We will also invest in new capabilities, both in R&D and in our regional go-to-market organizations. Last, but not least, we are returning more value to you, our shareholders, through dividends and share buybacks.

WE THANK OUR COMMITTED
AND HARD-WORKING EMPLOYEES. THEY HAVE HELPED TRANSFORM LOGITECH INTO A COMPANY THAT CAN GROW AGAIN. AND WE THANK YOU, OUR MOST COMMITTED SHAREHOLDERS, FOR YOUR LOYALTY OVER THIS LAST YEAR. WE LOOK FORWARD TO FISCAL YEAR 2016 AS WE ACCELERATE OUR TRANSFORMATION FOR GROWTH.

July 24, 2015

To our shareholders:

You are cordially invited to attend Logitech’s 2015 Annual General Meeting.
The meeting will be held on Wednesday, September 9, 2015 at 2:00 p.m.
at the SwissTech Convention Center, EPFL, in Lausanne, Switzerland.

Enclosed is an agenda for the meeting, information about the proposals being voted on, how you can exercise your voting rights and other relevant information.
We encourage you to go online to the Investors section of the Logitech website to access more detailed information.

Whether or not you plan to attend the Annual General Meeting, your vote is important.

Thank you for your continued support of Logitech.

LOGITECH INTERNATIONAL S.A.

Invitation to the Annual General Meeting
Wednesday, September 9, 2015 – 2:00 p.m. (registration starts at 1:30 p.m.)
SwissTech Convention Center, EPFL – Lausanne, Switzerland

AGENDA
A.    Reports
Report on Operations for the fiscal year ended March 31, 2015
B.    Proposals

1.	Approval of the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2015
The Board of Directors proposes that the Annual Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2015 be approved.

2.	Advisory vote to approve executive compensation
The Board of Directors proposes that shareholders approve, on an advisory basis, the compensation of Logitech’s named executive officers disclosed in Logitech’s Compensation Report for fiscal year 2015.

3.	Appropriation of retained earnings and declaration of dividend
The Board of Directors proposes that CHF 449,500,812 (approximately USD 462,221,685 based on the exchange rate on March 31, 2015) of retained earnings be appropriated as follows:

	Year ended March 31, 2015
Retained earnings available at the end of fiscal year 2015	CHF	449,500,812
Proposed dividends	CHF	(82,661,493))
Balance of retained earnings to be carried forward[1]	CHF	366,839,319

The Board of Directors proposes distribution of a gross aggregate dividend of approximately CHF 82,661,493, based on the Board-approved gross aggregate dividend of USD 85,000,000 and the exchange rate on March 31, 2015, or approximately CHF 0.5025 per share (approximately USD 0.5167).1
No distribution shall be made on shares held in treasury by the Company and its subsidiaries.
If the proposal of the Board of Directors is approved, the dividend payment of approximately CHF 0.5025 per share (or approximately CHF 0.3266 per share after deduction of 35% Swiss withholding tax whenever required) will be made on or about September 22, 2015 to all shareholders on record as of the record date (which will be on or about September 21, 2015). We expect that the shares will be traded ex dividend as of approximately September 17, 2015.

4.	Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2015
The Board of Directors proposes that shareholders release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2015.

5.	Elections to the Board of Directors

The Board of Directors proposes that each of Mr. Kee-Lock Chua, Mr. Bracken Darrell, Ms. Sally Davis, Mr. Guerrino De Luca, Mr. Didier Hirsch, Dr. Neil Hunt and Mr. Dimitri Panayotopoulos be re-elected to the Board for another one-year term ending at the closing of the 2016 Annual General Meeting. The Board of Directors also proposes that each of Dr. Edouard Bugnion, Ms. Sue Gove and Dr. Lung Yeh be elected to the Board for a one-year term ending at the closing of the 2016 Annual General Meeting. There will be a separate vote on each nominee.

6.	Election of the Chairman of the Board
The Board of Directors proposes that Mr. Guerrino De Luca be re-elected as Chairman of the Board of Directors for a one-year term ending at the closing of the 2016 Annual General Meeting.

7.	Elections to the Compensation Committee
The Board of Directors proposes that each of Ms. Sally Davis and Dr. Neil Hunt be re-elected to the Compensation Committee for a one-year term ending at the closing of the 2016 Annual General Meeting. The Board of Directors also proposes that Mr. Dimitri Panayotopoulos be elected to the Compensation Committee for a one-year term ending at the closing of the 2016 Annual General Meeting. There will be a separate vote on each nominee.

8.	Approval of Compensation for the Board of Directors for the 2015 to 2016 Board Year
The Board of Directors proposes that the shareholders approve a maximum aggregate amount of the compensation of the Board of Directors of CHF 4,600,000 for the term of office from the Annual General Meeting 2015 until the Annual General Meeting 2016 (the “2015 – 2016 Board Year”), subject to adjustment for certain changes in the applicable currency exchange rate.2

9.	Approval of Compensation for the Group Management Team for Fiscal Year 2017
The Board of Directors proposes that the shareholders approve a maximum aggregate amount of the compensation of the Group Management Team of USD 19,200,000 for fiscal year 2017, subject to adjustment for certain changes in the applicable currency exchange rate.3

10.	Re-election of KPMG AG as Logitech’s auditors and ratification of the appointment of KPMG LLP as Logitech’s independent registered public accounting firm for fiscal year 2016
The Board of Directors proposes that KPMG AG be re-elected as auditors of Logitech International S.A. for a one-year term and that the appointment of KPMG LLP as Logitech’s independent registered public accounting firm for fiscal year 2016 be ratified.

11.	Re-election of Ms. Béatrice Ehlers as Independent Representative
The Board of Directors proposes that Ms. Béatrice Ehlers be re-elected as Independent Representative for a one-year term ending at the closing of the 2016 Annual General Meeting.

Apples, Switzerland, July 24, 2015
The Board of Directors

1
Calculated based on a gross aggregate dividend of USD 85,000,000 (approximately CHF 82,661,493 based on the exchange rate of CHF 1 = USD 1.0283 as of March 31, 2015), or approximately USD 0.5167 per share (approximately CHF 0.5025 per share based on the exchange rate as of March 31, 2015), subject to a maximum gross aggregate dividend equal to the retained earnings available at the end of fiscal year 2015. The per share approximations are based on 164,481,799 shares outstanding, net of treasury shares, as of March 31, 2015. Subject to the maximum gross aggregate dividend, the proposed dividend in Swiss Francs presented at Logitech’s 2015 Annual General Meeting will be based on USD 85,000,000 and the currency exchange rate effective on the date of Logitech’s 2015 Annual General Meeting. Distribution-bearing shares are all shares issued except for treasury shares held by Logitech International S.A. on the day preceding the payment of the distribution.

2
For each increase of 0.01 in the exchange rate of the Swiss Franc against the U.S. Dollar above the assumed level of USD 1.0784 to CHF 1.00, if any, the maximum aggregate amount of the compensation of the Board of Directors will increase by CHF 21,000 for the 2015 - 2016 Board Year. This adjustment reflects the fact that the compensation of our Chairman, which is included in the maximum aggregate amount of the compensation for the Board of Directors, is set in U.S. Dollars.

3
For each reduction of 0.01 in the exchange rate of the Swiss Franc against the U.S. Dollar below the assumed level of USD 1.0784 to CHF 1.00, if any, the maximum aggregate amount of the compensation of the Group Management Team will increase by USD 27,000 for fiscal year 2017. This adjustment reflects the fact that the compensation of one member of our Group Management Team is set in Swiss Francs.

ACCESSING ADDITIONAL MATERIALS
A copy of Logitech’s 2015 Invitation, Proxy Statement and Annual Report to Shareholders and our Annual Report on Form 10-K for fiscal year 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) are available on our Investor Relations website at http://ir.logitech.com. Shareholders also may request free copies of these materials at our principal executive offices in Switzerland or the United States.
Logitech’s principal executive office in Switzerland is at EPFL – Quartier de l’Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, and our principal executive office in the United States is at 7700 Gateway Boulevard, Newark, California 94560. Logitech’s main telephone number in Switzerland is +41-(0)21-863-5111 and our main telephone number in the United States is +1-510-795-8500.
FURTHER INFORMATION FOR REGISTERED SHAREHOLDERS
How can I vote if I do not plan to attend the meeting?
If you do not plan to attend the meeting, you may appoint the Independent Representative, Ms. Béatrice Ehlers, to represent you at the meeting. Please provide your voting instructions by marking the applicable boxes beside the agenda items on the Internet voting site for registered shareholders, gvmanager.ch/Logitech for shareholders on the Swiss share register or www.proxyvote.com for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable.

Swiss Share Register – Internet Voting	Swiss Share Register – Response Coupon
Go to the Internet voting site gvmanager.ch/Logitech and log in with your one-time code on the enclosed Response Coupon. Please use the menu item “Grant Procuration” and submit your instructions by clicking on the “Send” button. Your code is only valid once; it expires once you have submitted your voting or any other instructions and signed off the portal. As long as you remain signed in to the portal, you may change your voting instructions at your discretion.

Mark the box under Option 3 on the enclosed Response Coupon. Please sign, date and promptly mail your completed Response Coupon to Ms. Béatrice Ehlers using the appropriate enclosed postage-paid envelope.

U.S. Share Register – Internet Voting	U.S. Share Register – Proxy Card
Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to select the Independent Representative, Ms. Béatrice Ehlers, to represent you at the meeting.

If you have requested a Proxy Card, mark the box “Yes” on the Proxy Card to select the Independent Representative, Ms. Béatrice Ehlers, to represent you at the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope.

How can I attend the meeting?
If you wish to attend the meeting, you will need to obtain an admission card. You may order your admission card on the Internet voting site for registered shareholders, www.gvmanager.ch/logitech for shareholders on the Swiss share register or www.proxyvote.com for shareholders on the U.S. share register, or on the Response Coupon or Proxy Card, as applicable, and we will send you an admission card for the meeting. If an admission card is not received by you prior to the meeting and you are a registered shareholder as of September 3, 2015, you may attend the meeting by presenting proof of identification at the meeting.

Swiss Share Register – Internet Voting	Swiss Share Register – Response Coupon
Go to the Internet voting site gvmanager.ch/Logitech and log in with your one-time code on the enclosed Response Coupon. Please use the menu item “Order Admission Card”. Your code is only valid once; it expires as soon as you have ordered an admission card by clicking on the “Send” button or submitted any other instructions and signed off the portal.

Mark the box under Option 1 on the enclosed Response Coupon. Please send the completed, signed and dated Response Coupon to Logitech using the enclosed postage-paid envelope by Thursday, September 3, 2015.

U.S. Share Register – Internet Voting	U.S. Share Register – Proxy Card
Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to indicate that you will personally attend the meeting.

If you have requested a Proxy Card, mark the box “Yes” on the Proxy Card to indicate that you will personally attend the meeting. Please sign, date and promptly mail your completed Proxy Card to Broadridge using the enclosed postage-paid envelope by Thursday, September 3, 2015.

Can I have another person represent me at the meeting?
Yes. If you would like someone other than the Independent Representative to represent you at the meeting, please mark Option 2 on the Response Coupon (for shareholders on the Swiss share register) or, if you requested a Proxy Card (for shareholders on the U.S. share register), mark the box on the Proxy Card to authorize the person you name on the reverse side of the Proxy Card. On either the Response Coupon or the Proxy Card, please provide the name and address of the person you want to represent you. Please return the completed, signed and dated Response Coupon to Logitech or Proxy Card to Broadridge, using the enclosed postage-paid envelope by September 3, 2015. We will send an admission card for the meeting to your representative. If the name and address instructions you provide are not clear, Logitech will send the admission card to you, and you must forward it to your representative.
If you requested and received an admission card to attend the meeting, you can also authorize someone other than the Independent Representative to represent you at the meeting on the admission card and provide that signed, dated and completed admission card to your representative, together with your voting instructions.
You do not have the option to order an admission card for your representative on the Internet voting sites.
Can I sell my shares before the meeting if I have voted?
Logitech does not block the transfer of shares before the meeting. However, if you sell your Logitech shares before the meeting and Logitech’s Share Registrar is notified of the sale, your votes with those shares will not be counted. Any person who purchases shares after the Share Register closes on Thursday, September 3, 2015 will not be able to register them until the day after the meeting and so will not be able to vote the shares at the meeting.
If I vote by proxy, can I change my vote after I have voted?
You may change your vote by Internet or by mail through September 3, 2015. You may also change your vote by attending the meeting and voting in person. For shareholders on the Swiss share register, you may revoke your vote by requesting a new one-time code and providing new voting instructions at gvmanager.ch/Logitech, or by requesting and submitting a new Response Coupon from our Swiss Share Register at Devigus Shareholder Services (by telephone at +41-41-798-48-33 or by e-mail at logitech@devigus.com). For shareholders on the U.S. share register, you may revoke your vote by providing new voting instructions at www.proxyvote.com, if you voted by Internet, or by requesting and submitting a new Proxy Card. Your attendance at the meeting will not automatically revoke your vote or Response Coupon or Proxy Card unless you vote again at the meeting or specifically request in writing that your prior voting instructions be revoked.

Swiss Share Register – Internet Voting	Swiss Share Register – Response Coupon
After you receive the new one-time code, go to the Internet voting site gvmanager.ch/Logitech and log in. Please use the menu item “Grant Procuration”. Follow the directions on the site to complete and submit your new instructions until Thursday, September 3, 2015, 23:59 (Central European Time), or you may attend the meeting and vote in person.
If you request a new Response Coupon and wish to vote again, you may complete the new Response Coupon and return it to us by September 3, 2015, or you may attend the meeting and vote in person.

U.S. Share Register – Internet Voting	U.S. Share Register – Proxy Card
Go to the Internet voting site www.proxyvote.com and log in with your 16-digit voting control number printed in the box marked by the arrow on the Notice of Internet Availability of Proxy Materials that you received from us. Please follow the menus to submit your new instructions until Thursday, September 3, 2015, 11:59 p.m. (U.S. Eastern Daylight Time), or you may attend the meeting and vote in person.
If you request a new Proxy Card and wish to vote again, you may complete the new Proxy Card and return it to Broadridge by September 3, 2015, or you may attend the meeting and vote in person.
If I vote by proxy, what happens if I do not give specific voting instructions?

Swiss Share Register – Internet Voting	Swiss Share Register – Response Coupon
If you are a registered shareholder and vote using the Internet voting site, you have to give specific voting instructions to all agenda items before you can submit your instructions.
If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

U.S. Share Register – Internet Voting	U.S. Share Register – Proxy Card
If you are a registered shareholder and vote using the Internet voting site without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

If you are a registered shareholder and sign and return a Proxy Card without giving specific voting instructions for some or all agenda items, you thereby give instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

Who can I contact if I have questions?
If you have any questions or need assistance in voting your shares, please call us at +1-510-713-4220 or e-mail us at logitechIR@logitech.com.